UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 4, 2026

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2026 to 30 June 2026
4 August 2026

Novo Nordisk reports adjusted operating profit of DKK 33,389 million for Q2 2026 and raises full-year outlook
Financial performance
•Q2 2026 reported sales increased by 3% at CER, with growth negatively impacted by a DKK 2.6 billion rebate provision reversal related to the 340B Drug Pricing Program in the US in Q2 2025.
•Q2 2026 adjusted sales increased by 7% at CER, driven by GLP-1 volume growth across geographies and favourable US rebate adjustments in the quarter.
•Q2 2026 reported operating profit decreased by 16% at CER, with growth negatively impacted by the US 340B rebate provision reversal in Q2 2025 as well as non-cash impairment charges of DKK 6.3 billion in Q2 2026 related to intangible pipeline assets, including monlunabant (DKK 4.0 billion).
•Q2 2026 adjusted operating profit increased by 11% at CER.
Commercial highlights
•Wegovy® pill continues its uptake in the US, and for the week ending 17 July, total weekly prescriptions exceeded 265,000. Measured by new patient starts, the Wegovy® franchise remains the market leader among branded obesity medications in the US.
•Wegovy® pill was launched in the UAE in June and in the UK in July, with encouraging early uptake observed. In the coming quarters, additional Wegovy® pill launches in other select markets are planned.
•Wegovy® HD was launched in the US in April, and Wegovy® 7.2 mg single-dose pen in the UK in June. The roll-out of Wegovy® 7.2 mg single-dose pen across the EU is planned in the second half of 2026.
Pipeline progress
•Within obesity, Wegovy® 7.2 mg single-dose pen received EMA approval in July based on the STEP UP data providing up to 20.7% mean weight loss.
•Also within obesity, Wegovy® pill received EMA approval in July based on the OASIS 4 data providing up to 16.6% mean weight loss.
•In cardiovascular disease, the ZEUS phase 3 trial with ziltivekimab did not meet the primary endpoint.
Outlook
•Adjusted sales growth for 2026 is now expected to be 0% to -6% at CER and adjusted operating profit growth is now expected to be 0% to -6% at CER. The improved outlook is driven by increased expectations for GLP-1 product sales.

PROFIT AND LOSS DKK million	Q2 2026	Growth in DKK	Growth at CER	H1 2026	Growth in DKK	Growth at CER

Net sales	78,488	2%	3%	175,311	13%	18%
Operating profit	27,061	(19%)	(16%)	86,679	20%	27%
Adjusted net sales[1]	78,488	6%	7%	148,551	(2%)	2%
Adjusted operating profit[1,2]	33,389	8%	11%	66,247	(5%)	2%
CER: Constant exchange rates; [1]Adjusted sales and adjusted operating profit growth rates exclude the non-recurring impact from the provision reversals related to the 340B Drug Pricing Program in the US. [2]Excl. DKK 6.3 billion non-recurring, non-cash impairment charges in Q2 2026 related to intangible pipeline assets, including monlunabant (DKK 4.0 billion).. Further details provided in Appendix 7

“The Wegovy® product portfolio remains a key growth driver for Novo Nordisk in 2026, led by the continued rapid adoption of Wegovy® pill in the US, which has reached more than 5 million prescriptions since its launch, alongside encouraging early uptake in markets outside the US and the rollout of Wegovy® HD (7.2 mg). The increased US GLP-1 momentum, combined with continued growth and new launches in International Operations, has led us to further raise our 2026 guidance for both adjusted sales and adjusted operating profit,” said Mike Doustdar, president and CEO of Novo Nordisk.

On 4 August 2026 at 13.00 CEST, corresponding to 07.00 am EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors' (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 2 of 37
STRATEGIC MILESTONES
Novo Nordisk continues to report and track progress across below key dimensions of the Novo Nordisk business.

Performance highlights for the first six months of 2026 (blue indicates second-quarter development):

HIGHLIGHTS

Commercial execution: drive competitiveness
–Medical treatment provided to:
–41.6 million people living with diabetes
–4.9 million people living with obesity
–Total Wegovy® scripts (TRx) in the US for the week ending 17 July of around 575,000
–including more than 265,000 weekly TRx for Wegovy® pill, with best-in-class GLP-1 volume launch and now more than 5 million TRx since launch.

–Adjusted Obesity care sales growth of 19% at CER
–Wegovy® HD approved and launched in the US
–Wegovy® 7.2 mg in single-dose pen launched in the UK in June
–Wegovy® pill launched in the UAE in June and in the UK in July
–Wegovy® launched in around 60 countries

Financials: focus investments and deliver returns
–Adjusted sales growth of 2% at CER –Adjusted operating profit growth of 2% at CER –Strategic investments in key therapy areas via: –DKK 21.7 billion in R&D1 –DKK 27.1 billion in commercial investments	–DKK 41.2 billion returned to shareholders via: –DKK 35.3 billion in dividends –DKK 5.9 billion in share repurchases
Research & Development: progress early and late-stage pipeline
Obesity&:
–ACSL5i phase 1 trial initiated
–UBT251 phase 2 trial in China successfully completed
–Zenagamtide AMAZE phase 3 programme initiated
–Wegovy® HD (7.2 mg injectable) approved in the US, UK and EU
–Wegovy® 7.2 mg in single-dose pen approved in the UK in June and in the EU in July
–Wegovy® pill approved in the UAE and the UK in June and in the EU in July

Diabetes&:
–UBT251 phase 2 trial in China successfully completed
–Awiqli® approved in the US
–The ZEUS phase 3 trial with ziltivekimab did not meet the primary endpoint

Rare Disease:
–Etavopivat HIBISCUS phase 3 trial completed, successfully meeting both co-primary endpoints
–Alhemo® paediatric US submission
–Sogroya® positive opinion achieved in the EU and approved in Japan for non-replacement indications

[1] Adjusted R&D costs excluding major impairments.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 3 of 37
PERFORMANCE HIGHLIGHTS

FINANCIAL HIGHLIGHTS	Q2 2026	Growth in DKK	Growth at CER	H1 2026	Growth in DKK	Growth at CER
(Amounts are in DKK million, except for earnings per share)

Net sales	78,488	2%	3%	175,311	13%	18%
Adjusted net sales[1]	78,488	6%	7%	148,551	(2%)	2%

Adjusted sales per therapy area
Total Obesity care	23,152	15%	16%	44,064	14%	19%
Total Diabetes care	50,429	2%	3%	95,365	(9%)	(5%)
Obesity and Diabetes care total	73,581	6%	7%	139,429	(2%)	2%
Rare disease total	4,907	2%	6%	9,122	(3%)	2%

Adjusted sales for key brands:
Wegovy® injectable	19,484	1%	1%	37,719	3%	7%
Wegovy® pill	3,218	N/A	N/A	5,474	N/A	N/A
Ozempic®	31,375	3%	5%	59,200	(6%)	(2%)
Ozempic®pill / Rybelsus®	5,228	(7%)	(4%)	9,800	(13%)	(9%)

Gross profit	61,388	(4%)	(2%)	144,613	12%	17%
Gross margin	78.2%			82.5%
Operating profit (EBIT)	27,061	(19%)	(16%)	86,679	20%	27%
Operating margin	34.5%			49.4%
Adjusted gross profit[1]	61,388	0%	2%	117,853	(7%)	(2%)
Adjusted gross margin	78.2%			79.3%
Adjusted operating profit (EBIT)[1]	33,389	8%	11%	66,247	(5%)	2%
Adjusted operating margin	42.5%			44.6%

Net profit	20,989	(21%)	N/A	69,546	25%	N/A
Adjusted net profit[1]	27,421	5%	N/A	56,900	1%	N/A

OTHER KEY NUMBERS

Capital expenditure (PP&E)	12,675	(14%)	N/A	23,986	(15%)	N/A
Free cash flow[1,2]	42,524	57%	N/A	55,297	44%	N/A
EBITDA[1]	37,365	(2%)	0%	100,519	24%	31%

Diluted earnings per share / ADR (in DKK)	4.75	(20%)	N/A	15.66	25%	N/A
Adjusted diluted earnings per share/ADR (in DKK)[1]	6.18	5%	N/A	12.81	1%	N/A

1) See appendix 7: Non-IFRS financial measures (additional information).
2) Effective Q1 2026, the definition of Free cash flow has been updated and comparative figures have been restated accordingly. See Appendix 7 Non‑IFRS financial measures (additional information) for the revised definition.

These unaudited condensed consolidated financial statements included in appendices 1 - 4 for the first six months of 2026 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU and additional Danish disclosure requirements for interim financial reporting of listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2025 of Novo Nordisk, except from the changes in presentation described in note 1 to Appendix 2.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 4 of 37
COMMERCIAL EXECUTION
Q2 AND H1 2026 REPORTED SALES
Reported sales in Q2 2026 were not impacted by 340B provision reversals. In contrast, reported sales in H1 2026 were positively impacted by a DKK 26.8 billion sales rebate provision reversal in Q1 2026, related to the US 340B Drug Pricing Program. For comparison, reported sales in Q2 2025 were also positively impacted by a DKK 2.6 billion sales rebate provision reversal related to the same programme. The reversal of these provisions has no cash impact. More information can be found in Appendix 6 and Appendix 7.

Reported sales in Q2 2026 increased by 2% measured in Danish kroner and by 3% at CER, with growth negatively impacted by the 340B provision reversal in Q2 2025. US Operations reported sales in Q2 2026 decreased by 5% in Danish kroner and by 2% at CER, also negatively impacted by the reversal of the 340B provision in Q2 2025. International Operations reported sales in Q2 2026 increased by 11% in Danish kroner and by 10% at CER, driven by higher volumes.

Reported sales in H1 2026 increased by 13% measured in Danish kroner and by 18% at CER, with growth positively impacted by the 340B provision reversal in Q1 2026, partly offset by the provision reversal in Q2 2025 related to the same programme. US Operations reported sales in H1 2026 increased by 18% in Danish kroner and by 25% at CER, also impacted by the provision reversals. International Operations reported sales in H1 2026 increased by 7% in Danish kroner and by 8% at CER, driven by higher volumes.

Reported sales DKK million	Q2 2026	Growth in DKK	Growth at CER	H1 2026	Growth in DKK	Growth at CER

Reported sales per geographical area
US Operations	40,869	(5%)	(2%)	103,014	18%	25%
International Operations	37,619	11%	10%	72,297	7%	8%

Total sales	78,488	2%	3%	175,311	13%	18%

Reported sales split per therapy
Obesity care	23,152	14%	15%	46,495	20%	24%
Diabetes care	50,429	(2%)	(1%)	118,448	11%	15%
Obesity and Diabetes care total	73,581	2%	3%	164,943	13%	18%
Rare disease	4,907	0%	3%	10,368	9%	14%

Total sales	78,488	2%	3%	175,311	13%	18%

Q2 AND H1 2026 ADJUSTED SALES
To enhance transparency and comparability of underlying sales performance, the sections below exclude the exceptional and non-recurring reversals of sales rebate provisions related to the US 340B Drug Pricing Program of DKK 26.8 billion in Q1 2026 and DKK 2.6 billion in Q2 2025. No adjustments related to the 340B provision were recorded in Q1 2025 or Q2 2026. Growth rates are in CER, unless otherwise noted. Reconciliation to reported sales (IFRS) can be found in Appendix 6 and definition of CER can be found in Appendix 7.

Q2 2026 adjusted sales increased by 7% at CER to DKK 78,488 million, driven by GLP-1 volume growth in both operating units, partly offset by lower realised prices. Total Obesity care sales increased by 16% at CER to 23,152 million.

H1 2026 adjusted sales increased by 2% at CER to DKK 148,551 million and total Obesity care sales increased by 19% at CER to DKK 44,064 million.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 5 of 37

ADJUSTED SALES PER GEOGRAPHICAL AREA

Adjusted sales split per geographical area DKK million	Q2 2026	Growth in DKK	Growth at CER	H1 2026	Growth in DKK	Growth at CER

US Operations	40,869	1%	4%	76,254	(10%)	(4%)
International Operations	37,619	11%	10%	72,297	7%	8%
- EUCAN	19,206	17%	17%	37,124	19%	20%
- Emerging Markets	8,413	12%	5%	15,274	(6%)	(7%)
- APAC	5,030	(10%)	(6%)	10,155	(1%)	7%
- Region China	4,970	16%	13%	9,744	(2%)	0%

Total adjusted sales	78,488	6%	7%	148,551	(2%)	2%

US Operations
Adjusted sales development
Q2 2026 performance
Q2 2026 sales increased by 4% at CER, positively impacted by rebate adjustments, and reflecting volume growth, primarily driven by GLP-1 in obesity. Obesity care sales increased by 4% at CER, driven by volume growth, partly offset by lower realised prices. GLP-1 diabetes sales increased by 3% at CER, benefitting from rebate adjustments, partly offset by lower volumes and lower realised prices for Ozempic® and Rybelsus®. Total GLP-1 sales increased by 3% at CER. Insulin sales increased by 15% at CER, benefitting from timing of rebates and rebate adjustments, offset by market share declines in the quarter. Finally, Rare Disease sales increased by 12% at CER, reflecting a rebound from the first quarter where sales were negatively impacted by wholesaler buying patterns.

H1 2026 performance
H1 2026 sales decreased by 4% at CER, reflecting lower realised prices, partly offset by volume growth, primarily driven by GLP-1 in obesity. Obesity care sales increased by 6% at CER, driven by volume growth, partly offset by lower realised prices. GLP-1 diabetes sales decreased by 7% at CER and total GLP-1 sales decreased by 2% at CER. Insulin sales decreased by 17% at CER. Finally, Rare Disease sales decreased by 2% at CER, impacted by de-stocking in the first quarter due to wholesaler buying patterns at the end of 2025.

Commercial update
In November 2025, Novo Nordisk agreed with the US Administration to expand access to GLP-1s and lower costs. Under the "Most Favoured Nations" (MFN) agreement, semaglutide medicines, including Wegovy® and Ozempic®, will have broader access and better affordability through Medicare Part D, Medicaid and direct-to-patient self-pay. Medicare Part D coverage for obesity medicines is available through the Bridge pilot programme, which has been implemented from 1 July 2026 and covers a majority of beneficiaries. Novo Nordisk believes Bridge carries long-term potential to reach many more patients in the US with obesity, and initial uptake of Novo Nordisk's obesity medicines has been encouraging.

On 5 January, Novo Nordisk launched Wegovy® pill in the US, the first and most efficacious oral GLP-1 for weight loss. Wegovy® pill is available at over 70,000 pharmacies, including NovoCare® Pharmacy, and through nine telehealth organisations. For the week ending 17 July 2026, total weekly prescriptions exceeded 265,000, driven by GLP-1-naïve patient uptake and across all doses in the self-pay channel, particularly the 1.5 mg, 4 mg and 9 mg doses. Total prescriptions for Wegovy® pill in Q2 2026 reached around 2.9 million, and coupled with total prescriptions since launch now exceeding 5 million, it remains the strongest-ever GLP-1 volume launch in the US. Self-pay prices range from USD 149–299 per month by dose. Wegovy® pill commercial formulary access is on par with injectable Wegovy®. External data providers are still expected to gradually improve their capture rate of prescriptions for Wegovy® pill across channels during the coming quarters.

Following accelerated approval of Wegovy® HD in March, under the Commissioner’s National Priority Voucher pilot programme for products addressing critical US national health priorities, Novo Nordisk launched Wegovy® HD nationwide in the US on 7 April across all channels, including more than 70,000 pharmacies, telehealth providers, NovoCare® Pharmacy and others. The three largest Pharmacy Benefit Managers (PBMs) have added Wegovy® HD to respective

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 6 of 37
standard formularies as a line extension. For the week ending 17 July, total weekly prescriptions for injectable Wegovy® in the US amounted to around 310,000, of which around 120,000 were filled in the self-pay channel via retail and NovoCare® Pharmacy (including telehealth organisations).

Measured by new patient starts, the Wegovy® franchise remains the market leader among branded obesity medications in the US.

Novo Nordisk continues to invest in expanding direct-to-patient initiatives such as NovoCare® Pharmacy and further collaborations with telehealth providers initiated during the first half of 2026. Available from late Q1, through Ro, WeightWatchers and LifeMD, with Hims & Hers and Sesame expected to come online soon, a new subscription-based option has been introduced to help eligible self-pay patients start and stay on Wegovy® with predictable pricing. This first-and-only subscription programme for FDA-approved Wegovy® provides the option for patients to achieve significant cost savings on Wegovy® and Wegovy® pill via either 3, 6 or 12-month subscription plans.

Within the insured channel, Novo Nordisk continues to work on expanding and improving access to Wegovy® in the US, such as reducing utilisation management criteria to enhance the access for patients and healthcare providers. Effective 1 October 2026, CVS Caremark® will add other weight loss medications, in addition to Wegovy®, to their largest commercial template formularies.

On 4 May, Novo Nordisk made Ozempic® pill, the only FDA-approved oral peptide GLP-1 medication for adults with type 2 diabetes, available nationwide in the US. The 25 mg dose for Ozempic® pill was submitted for US FDA approval earlier in the year with an expected FDA decision during Q4 2026.

International Operations
Sales development
Q2 2026 performance
Q2 2026 sales increased by 10% at CER, driven by Region EUCAN (+17% at CER), China (+13% at CER) and Region Emerging Markets (+5% at CER), partly offset by a decline in Region APAC (-6% at CER). Obesity care sales increased by 37% at CER, reflecting volume growth, partly offset by lower realised prices across regions, particularly in China. GLP-1 diabetes sales were stable (0% at CER) driven by continued uptake and sales growth for Ozempic®, offset by declining sales of Rybelsus® and Victoza®. In Canada, the loss of exclusivity for semaglutide has led to lower realised prices while volumes have remained broadly stable for Novo Nordisk. Total GLP-1 sales increased by 13% at CER. Insulin sales increased by 4% at CER, driven by increasing volumes, while Rare disease sales increased by 1% at CER, driven by higher volumes for Sogroya® and Norditropin®.

H1 2026 performance
H1 2026 sales increased by 8% at CER, driven by Regions EUCAN (+20% at CER) and APAC (+7% at CER), partly offset by a decline in Region Emerging Markets (-7% at CER) and flat performance in Region China (0% at CER). Obesity care sales increased by 40% at CER, reflecting volume growth, partly offset by lower realised prices across regions, particularly in China. GLP-1 diabetes sales decreased by 1% at CER with sales declining for Rybelsus® and Victoza®, offset by sales growth for Ozempic®. Total GLP-1 sales increased by 13% at CER. Insulin sales declined by 3% at CER while Rare disease sales increased by 5% at CER.

Commercial update
For 2026, Novo Nordisk is progressing the broad roll-out of Ozempic® 2.0 mg for type 2 diabetes and Wegovy® 7.2 mg single-dose pen for obesity across International Operations. Throughout 2026, more than 20 launches of Ozempic® 2.0 mg are planned and early launch performance from the first markets in Europe is encouraging, with new patients being initiated on Ozempic® and patients titrating up to 2.0 mg strength.

For Wegovy® 7.2 mg, the STEP UP label update was approved in the UK on 12 January, and the single-dose pen was approved in the UK on 14 April. Wegovy® 7.2 mg in the single-dose pen has been available in the UK market since 1 June. In the EU, Wegovy® 7.2 mg in the single-dose pen received a positive CHMP opinion in May and the full EMA approval was

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 7 of 37
granted on 15 July. Launches are expected imminently in the first EU markets, with a broad rollout planned across more than 30 markets across International Operations in 2026.

For Wegovy® pill, the approvals in UAE and the UK both occurred in June and launches have since commenced in the UAE in June and in the UK in early July. In the UK, Wegovy® pill is the first and only oral GLP-1 available for the treatment of obesity. While it remains early days, the initial sales performance is encouraging. In May, Novo Nordisk received a positive CHMP opinion for Wegovy® pill in the EU, and the full EMA approval was obtained in July. The approved label also includes data from SELECT which demonstrates that Wegovy® reduces the risk of major adverse cardiovascular events (MACE). In the coming quarters, additional Wegovy® pill launches in other select markets are planned.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 8 of 37

ADJUSTED SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS

Adjusted sales split per therapy[1]	Q2 2026	Growth in DKK	Growth at CER	H1 2026	Growth in DKK	Growth at CER
Obesity and Diabetes care segment

Wegovy® injectable	19,484	1%	1%	37,719	3%	7%
Wegovy® pill	3,218	N/A	N/A	5,474	N/A	N/A
Saxenda®	450	(46%)	(47%)	871	(54%)	(54%)

Total Obesity care	23,152	15%	16%	44,064	14%	19%

Injectable GLP-1 diabetes	31,556	1%	3%	59,715	(8%)	(4%)
- Ozempic®	31,375	3%	5%	59,200	(6%)	(2%)
- Victoza®	181	(72%)	(74%)	515	(71%)	(71%)
Ozempic® pill / Rybelsus®	5,228	(7%)	(4%)	9,800	(13%)	(9%)

Total GLP-1 diabetes	36,784	0%	2%	69,515	(9%)	(5%)

Long-acting insulin[2]	4,412	8%	8%	8,644	(9%)	(6%)

Premix insulin[3]	2,790	7%	1%	5,185	(4%)	(4%)

Fast-acting insulin[4]	4,691	10%	10%	8,646	(7%)	(4%)

Human insulin	1,048	(4%)	(2%)	2,111	(26%)	(21%)

Total insulin	12,941	7%	6%	24,586	(9%)	(7%)

Other Diabetes care[5]	704	55%	50%	1,264	36%	37%

Total Diabetes care	50,429	2%	3%	95,365	(9%)	(5%)

Obesity and Diabetes care total	73,581	6%	7%	139,429	(2%)	2%

Rare disease segment
Rare blood disorders[6]	2,896	(6%)	(4%)	5,529	(8%)	(4%)

Rare endocrine disorders[7]	1,538	19%	24%	2,685	3%	9%

Other Rare disease[8]	473	17%	18%	908	15%	18%

Rare disease total	4,907	2%	6%	9,122	(3%)	2%

Total adjusted sales	78,488	6%	7%	148,551	(2%)	2%

1) Reconciliation between reported (IFRS) sales and adjusted sales split per therapy can be found in Appendix 6.
2) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
3) Comprises Ryzodeg® and NovoMix®.
4) Comprises Fiasp® and NovoRapid®.
5) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
6) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
7) Primarily Norditropin® and Sogroya®.
8) Primarily Vagifem® and Activelle®.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 9 of 37
OBESITY CARE

Obesity care Adjusted sales per geographical area DKK million	Global branded obesity market growth (Volume, MAT)

	May	Q2 2026	Growth at CER	H1 2026	Growth at CER
	2026

Global	81%	23,152	16%	44,064	19%
US Operations	87%	12,824	4%	24,576	6%
International Operations	71%	10,328	37%	19,488	40%
- EUCAN *	82%	5,908	52%	11,032	57%
- Emerging Markets **	55%	2,474	45%	4,427	31%
- APAC ***	53%	1,611	(9%)	3,278	24%
- Region China ****	N/A	335	104%	751	(11%)

Source: IQVIA, May 2026 data. *Data for EUCAN available for Canada and 24 European markets representing approximately 98% of Novo Nordisk’s Obesity care sales in the area. **Data for Emerging Markets available for 11 markets representing approximately 78% of Novo Nordisk’s Obesity care sales in the area. ***Data for APAC available for five markets representing approximately 90% of Novo Nordisk’s Obesity care sales in the area. **** Data for mainland China, excluding Hong Kong and Taiwan, is not fully covered by global IQVIA data. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

US Operations
Q2 2026 Obesity care sales increased by 4% at CER, driven by volume growth across the Wegovy® product portfolio, partly offset by lower realised prices. Sales of Wegovy® injectable in Q2 2026 decreased by 22% at CER, driven by lower realised prices, partly countered by increased volumes. Sales of Wegovy® pill in Q2 2026 amounted to DKK 3,141 million, reflecting underlying demand from continued market expansion. The US Bridge programme went into effect on 1 July and Novo Nordisk sees encouraging early uptake. Combined Wegovy® product sales (injectable and oral) increased by 4% at CER.

H1 2026 Obesity care sales increased by 6% at CER, driven by volume growth across the Wegovy® product portfolio, partly offset by lower realised prices. Sales of Wegovy® injectable in H1 2026 decreased by 17% at CER, driven by lower realised prices, partly countered by increased volumes. Sales of Wegovy® pill in H1 2026 amounted to DKK 5,397 million, reflecting strong underlying demand and a positive impact in Q1 2026 from pre-launch pipeline fill with wholesalers and telehealth partners. Combined Wegovy® product sales (injectable and oral) increased by 7% at CER.

International Operations
Q2 2026 Obesity care sales increased by 37% at CER, driven by continued uptake of Wegovy® across regions, partly countered by lower realised prices. The lower Wegovy® prices were mainly realised in Region China, following list price reductions in late Q4 2025. Sales of Wegovy® injectable in Q2 2026 increased by 46% at CER. Sales of Wegovy® pill in Q2 2026 amounted to DKK 77 million, primarily driven by wholesaler pipeline fill ahead of the first launch outside the US.

H1 2026 Obesity care sales increased by 40% at CER, driven by continued uptake of Wegovy® across regions, partly countered by lower realised prices and lower sales of Saxenda. Sales of Wegovy® injectable in H1 2026 increased by 53% at CER.

For full details on adjusted product sales and growth rates across therapeutic areas and regions, please see Appendix 5.

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Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 10 of 37
DIABETES CARE

Diabetes care, adjusted sales per geographical area DKK million	Q2 2026	Growth at CER	H1 2026	Growth at CER

Global	50,429	3%	95,365	(5%)
US Operations	25,825	4%	47,874	(8%)
International Operations	24,604	3%	47,491	(1%)
- EUCAN	11,947	6%	23,362	9%
- Emerging Markets	5,240	(7%)	9,463	(20%)
- APAC	2,819	(8%)	5,769	(3%)
- Region China	4,598	14%	8,897	4%

GLP-1 diabetes

GLP-1 diabetes Adjusted sales per geographical area DKK million	Global GLP-1 diabetes market growth (Volume, MAT)

	May	Q2 2026	Growth at CER	H1 2026	Growth at CER
	2026

Global	29%	36,784	2%	69,515	(5%)
US Operations	12%	22,803	3%	42,126	(7%)
International Operations	40%	13,981	0%	27,389	(1%)
- EUCAN *	35%	8,692	10%	16,868	13%
- Emerging Markets **	61%	2,247	(22%)	4,315	(31%)
- APAC ***	55%	1,559	(12%)	3,265	(2%)
- Region China ****	N/A	1,483	3%	2,941	(6%)

Source: IQVIA, May 2026 data. *Data for EUCAN available for Canada and 24 European markets representing approximately 97% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for 12 markets representing approximately 77% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for five markets representing approximately 80% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan, is not fully covered by global IQVIA data. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

US Operations
Q2 2026 GLP-1 diabetes sales increased by 3% at CER, positively impacted by rebate adjustments in the quarter, partly offset by lower realised prices and slightly lower volumes. Ozempic® sales in Q2 2026 increased by 2% at CER, positively impacted by the rebate adjustments, partly offset by lower realised prices and lower volumes. Sales of Ozempic® pill/Rybelsus® increased by 7% at CER in Q2 2026, driven by the re-branding and re-launch of Ozempic® pill and related wholesaler pipeline fill, partly offset by lower realised prices.

H1 2026 GLP-1 diabetes sales declined by 7% at CER, mainly driven by lower realised prices as well as lower volumes. Ozempic® sales in H1 2026 decreased by 6% at CER, mainly driven by lower realised prices in the commercial channel and lower volumes, partly offset by positive rebate adjustments in the second quarter. Sales of Ozempic® pill/Rybelsus® decreased by 11% at CER in H1 2026, mainly due to lower realised prices.

International Operations
Q2 2026 GLP-1 diabetes sales were stable (0% at CER) with positive performance seen for Ozempic® sales, however negatively impacted by Victoza® as the GLP-1 diabetes market is moving towards once-weekly treatments, as well as Rybelsus® following a reprioritisation of promotional activities. Ozempic® sales in Q2 2026 increased by 10% at CER driven by increasing volumes, mainly in Region EUCAN.

H1 2026 GLP-1 diabetes sales decreased by 1% at CER driven by Victoza® and Rybelsus®. Ozempic® sales in H1 2026 increased by 8% at CER.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 11 of 37
Insulin

Insulin, adjusted sales per geographical area DKK million	Q2 2026	Growth at CER	H1 2026	Growth at CER

Global	12,941	6%	24,586	(7%)
US Operations	3,012	15%	5,718	(17%)
International Operations	9,929	4%	18,868	(3%)
- EUCAN	3,131	(3%)	6,243	(2%)
- Emerging Markets	2,932	10%	5,016	(8%)
- APAC	1,195	(4%)	2,377	(5%)
- Region China	2,671	10%	5,232	2%

US Operations
Q2 2026 insulin sales increased by 15% at CER, positively impacted by timing of rebates and rebate adjustments, partly offset by a declining insulin market, loss of market share as well as lower realised prices reflecting product and channel mix.

H1 2026 insulin sales decreased by 17% at CER, mainly driven by loss of market share, a declining insulin market, as well as lower realised prices reflecting product and channel mix.

International Operations
Q2 2026 insulin sales increased by 4% at CER, mainly driven by volumes, particular for Tresiba®.

H1 2026 insulin sales decreased by 3% at CER, mainly driven by lower human insulin volumes in Region Emerging Markets in Q1 2026, impacted by lower tender sales.

RARE DISEASE

Rare disease, adjusted sales split per geographical area DKK million	Q2 2026	Growth at CER	H1 2026	Growth at CER

Global	4,907	6%	9,122	2%
US Operations	2,220	12%	3,804	(2%)
International Operations	2,687	1%	5,318	5%
- EUCAN	1,351	5%	2,730	8%
- Emerging Markets	699	6%	1,384	6%
- APAC	600	18%	1,108	19%
- Region China	37	(82%)	96	(70%)

US Operations
Q2 2026 rare disease sales increased by 12% at CER, mainly driven by higher volumes of Norditropin®, and Sogroya® .

H1 2026 rare disease sales decreased by 2% at CER, mainly driven by lower volumes of NovoSeven®.

International Operations
Q2 2026 Rare disease sales increased by 1% at CER, negatively impacted by lower volumes of NovoSeven® in Regions China and EUCAN.

H1 2026 Rare disease sales increased by 5% at CER, mainly driven by higher volumes of Norditropin® and Sogroya®

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 12 of 37
FINANCIALS
Q2 2026 DEVELOPMENT IN COSTS AND OPERATING PROFIT
Similar to reported sales, reported operating profit in Q2 2026 was not impacted by any provision reversals related to the US 340B Drug Pricing Program. For comparison, reported operating profit in Q2 2025 was positively impacted by a DKK 2.6 billion sales rebate provision reversal related to the 340B program, negatively impacting reported growth in Q2 2026. In addition, reported operating profit in Q2 2026 is negatively impacted by non-cash impairment charges of DKK 6.3 billion related to intangible pipeline assets, including monlunabant (DKK 4.0 billion). In reported operating profit, the non-cash impairment charges are included in the R&D cost line.

Q2 2026 PROFIT AND LOSS DKK million	Reported	340B provision reversal	Major impairments	Major legal matters	Adjusted	Growth in DKK	Growth at CER

Net sales	78,488	—	—	—	78,488	6%	7%
Cost of goods sold	(17,100)				(17,100)	33%	30%

Gross profit	61,388	—	—	—	61,388	0%	2%
Gross margin	78.2%				78.2%

Sales and distribution costs	(14,997)				(14,997)	(14%)	(13%)
Percentage of sales	19.1%				19.1%

Research and development costs	(17,787)		6,328		(11,459)	(2%)	(2%)
Percentage of sales	22.7%				14.6%

Administrative costs	(1,309)				(1,309)	(1%)	0%
Percentage of sales	1.7%				1.7%

Other operating income and expenses	(234)				(234)	N/A	N/A

Operating profit (EBIT)	27,061	—	6,328	—	33,389	8%	11%
Operating margin	34.5%				42.5%

To enhance transparency and comparability of underlying operating performance, the below commentary of development in costs and operating profit excludes certain exceptional and non-recurring effects, primarily of non-cash nature, and growth rates are in CER, unless otherwise noted. More information can be found in Appendix 7.

Adjusted gross margin was realised at 78.2%, compared with 82.7% in Q2 2025. The decline in gross margin is impacted by lower realised prices, one-time costs of around DKK 3 billion related to right-sizing of manufacturing capacity agreements, as well as a negative currency impact. This was partly countered by productivity gains and a positive product mix from increased GLP-1 sales.

Sales and distribution costs decreased by 13% at CER. The decrease is driven by savings across regions following the company-wide restructuring announced in Q3 2025 as well as quarter-to-quarter variability in spending. Novo Nordisk continues to invest in launch activities for the Wegovy® product portfolio, in particular Wegovy® pill and Wegovy® HD as well as promotional spend for Ozempic®.

Adjusted Research and development costs decreased by 2% at CER, mainly driven by phasing across quarters.
Adjusted operating profit increased by 11% at CER, driven by the increase in sales and lower costs for the quarter.

Q2 2026 REPORTED NET PROFIT
Financial items (net) showed a net loss of DKK 186 million in Q2 2026 compared with a net gain of DKK 356 million in the second quarter of 2025, mainly reflecting net interest expenses, partly offset by gains on hedged currencies, primarily the US dollar.

The effective tax rate was 21.9% in Q2 2026, compared with an effective tax rate of 21.6% in Q2 2025.

Net profit decreased by 21% to DKK 20,989 million and diluted earnings per share decreased by 20% to DKK 4.75.

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Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 13 of 37

H1 2026 DEVELOPMENT IN COSTS AND OPERATING PROFIT

H1 2026 PROFIT AND LOSS DKK million	Reported	340B provision reversal	Major impairments	Major legal matters	Adjusted	Growth in DKK	Growth at CER

Net sales	175,311	(26,760)	—	—	148,551	(2%)	2%
Cost of goods sold	(30,698)				(30,698)	19%	19%

Gross profit	144,613	(26,760)	—	—	117,853	(7%)	(2%)
Gross margin	82.5%				79.3%

Sales and distribution costs	(27,074)				(27,074)	(17%)	(13%)
Percentage of sales	15.4%				18.2%

Research and development costs	(28,071)		6,328		(21,743)	(1%)	1%
Percentage of sales	16.0%				14.6%

Administrative costs	(2,449)				(2,449)	(3%)	(1%)
Percentage of sales	1.4%				1.6%

Other operating income and expenses	(340)				(340)	N/A	N/A

Operating profit (EBIT)	86,679	(26,760)	6,328	—	66,247	(5%)	2%
Operating margin	49.4%				44.6%

To enhance transparency and comparability of underlying operating performance, the below commentary of development in costs and operating profit excludes certain exceptional and non-recurring effects, primarily of non-cash nature, and growth rates are in CER, unless otherwise noted. More information can be found in Appendix 7.

Adjusted gross margin was realised at 79.3%, compared with 83.1% in H1 2025. The decline in gross margin is impacted by lower realised prices, one-time costs related to right-sizing of manufacturing capacity agreements, as well as a negative currency impact. This is partly countered by productivity gains and a positive product mix from increased GLP-1 sales.

Sales and distribution costs decreased by 13% at CER. The decrease is driven by savings across regions following the company-wide restructuring announced in Q3 2025, as well as quarter-to-quarter variability in spending. Novo Nordisk continues to invest in launch activities for the Wegovy® product portfolio, in particular Wegovy® pill and Wegovy® HD as well as promotional spend for Ozempic®.

Adjusted Research and development costs increased by 1% at CER.
Adjusted operating profit increased by 2% at CER, driven by the increase in sales and lower costs for the first half of the year.

H1 2026 REPORTED NET PROFIT
Financial items (net) showed a net gain of DKK 2,368 million in H1 2026 compared with a net loss of DKK 1,402 million in the first half of 2025, mainly reflecting gains on hedged currencies, primarily the US dollar, partially offset by net interest expenses.

The effective tax rate was 21.9% in H1 2026, compared with an effective tax rate of 21.6% in H1 2025.

Net profit increased by 25% to DKK 69,546 million and diluted earnings per share increased by 25% to DKK 15.66.

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Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 14 of 37
CASH FLOW AND CAPITAL ALLOCATION
FREE CASH FLOW AND CAPITAL EXPENDITURE IN THE FIRST SIX MONTHS OF 2026
Free cash flow in the first six months of 2026 was DKK 55.3 billion compared to DKK 38.4 billion in 2025. The increase in free cash flow is driven by phasing of operating expenses, timing of US rebate payments and tax payments, as well as lower capital expenditure, in line with guidance provided for full-year 2026.

Capital expenditure for property, plant and equipment was DKK 24.0 billion compared with DKK 28.1 billion in 2025, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products.

EQUITY
Total equity was DKK 221,277 million at the end of June 2026, equivalent to 37.2% of total assets, compared with 35.7% at the end of 2025. Please refer to appendix 4 for further elaboration of changes in equity. Novo Nordisk returned DKK 41.2 billion to shareholders via share buybacks (DKK 5.9 billion) and dividends (DKK 35.3 billion) in the first six months of 2026.

Interim dividend
The Board of Directors has decided to pay out an interim dividend for 2026 of DKK 3.75 for each Novo Nordisk A and B share of DKK 0.10. The interim dividend for 2026 will be paid in August 2026. The ex-dividend date for the interim dividend will be 14 August 2026 for A and B shares, while the ex-dividend date will be 17 August for the ADRs. The record date will be 17 August 2026 for the A and B shares as well as the ADRs. The payment date for the A and B shares will be 18 August 2026, while the payment date for the ADRs will be 25 August 2026. No dividend will be paid on the company’s own holding of B shares.

2026 share repurchase programme and treasury shares
As of 3 August 2026, Novo Nordisk has repurchased 27,064,179 B shares of DKK 0.10 for an amount of DKK 7,533,256,457 as part of the overall share repurchase programme of up to DKK 15 billion to be executed during a 12-month period beginning 4 February 2026. From 5 May 2026 to 3 August 2026, employee share programmes have resulted in a net transfer from Novo Nordisk of 204,498 B shares of DKK 0.10. As of 3 August 2026, Novo Nordisk owns a total of 44,249,480 B shares of DKK 0.10 as treasury shares.

Novo Nordisk continues the execution of the share repurchase programme of DKK 11,200,000,010.45 initiated on 6 May 2026, and ending on 1 February 2027 under the overall DKK 15 billion 2026 programme, in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules”). The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. A maximum of 390,000,000 B shares of DKK 0.10 in total can be bought during the trading period.

Bonds
On 21 May 2026, Novo Nordisk repaid the maturing EUR 1.30 billion bond, originally issued on 21 May 2024. On 11 June 2026, Novo Nordisk issued a total of CHF 1.09 billion in bonds, across four tranches, under its EUR 30 billion Euro Medium Term Note Programme. For further information, please visit the bond investor page here: https://www.novonordisk.com/investors/bond-investors.html (the contents of the company's website do not form a part of this Form 6-K). The net proceeds of the issuance are used for general corporate purposes. Novo Nordisk has EUR 15.00 billion and CHF 1.09 billion outstanding in bonds. The current rating from Moody's and S&P is Aa3 and AA, respectively.

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Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 15 of 37
OUTLOOK
Outlook for sales and operating profit is presented as adjusted sales growth and adjusted operating profit growth to exclude certain exceptional and non-recurring effects, primarily of non-cash nature to enhance transparency and comparability of underlying operating performance. For further details, please see Appendix 7.

The current expectations for 2026 are summarised in the table below.

r

Guidance	Full-year expectations 4 August 2026	Full-year expectations 6 May 2026

Adjusted sales growth
at CER	0% to -6%[1]	'-4% to -12%
as reported in Danish kroner	Around 1 percentage points lower than at CER	Around 2 percentage points lower than at CER

Adjusted operating profit growth
at CER	0% to -6%[1]	'-4% to -12%
as reported in Danish kroner	Around 2 percentage points lower than at CER	Around 3 percentage points lower than at CER

1On a non-adjusted basis, the mid-point of sales and operating profit growth guidance for 2026, both at CER, would be 5% and 12%, respectively

Key modelling considerations

Financial items (net)	Loss of around 1.1 bDKK	Loss of around 0.6 bDKK

Effective tax rate	21% to 23%	21% to 23%

Capital expenditure (PP&E)	Around 55 bDKK	Around 55 bDKK

Free cash flow	Between 45 and 55 bDKK	Between 36 and 46 bDKK

Note: Expectations are as reported in Danish kroner, if not otherwise stated
Note: Free cash flow defined as net cash generated from operating activities, less purchase of property, plant and equipment
GUIDANCE
Adjusted sales growth is now expected to be 0% to -6% at CER, with fluctuations in growth rates expected across quarters. The improved outlook is mainly driven by increased expectations for GLP-1 product sales.

The outlook reflects expectations for sales growth within International Operations and expectations for a sales decline within US Operations. In 2026, the global GLP-1 market expansion is assumed to continue, enabling Novo Nordisk to increase patient reach and expand volumes. This is countered by lower realised prices, including the MFN ('Most Favoured Nations') agreement in the US and the loss of exclusivity for the semaglutide molecule in certain markets in International Operations.

In International Operations, the outlook is based on current growth trends, including continued volume penetration from GLP-1 treatments and market expansion, mainly within obesity, as well as intensifying competition and negative impacts from the compound patent expiry of the semaglutide molecule in certain markets. Novo Nordisk continues to roll-out the Wegovy® product portfolio in more markets during 2026, including Wegovy® pill.

In US Operations, the outlook is based on current prescription trends for the injectable GLP-1 portfolio, intensifying competition as well as negative impact from reduced obesity medication coverage in Medicaid. Further, lower realised prices linked to investments in market access amplified by the MFN agreement with the US Administration to bring GLP-1s to more Americans at a lower cost are assumed. Novo Nordisk further focuses on expanding access to Wegovy®, Wegovy® HD and Wegovy® pill, particularly in the self-pay channel through NovoCare® Pharmacy and collaborations with telehealth organisations. Uptake related to the launch of Wegovy® pill in January 2026 is reflected in the outlook, based on a range of assumptions, including market penetration, potential cannibalisation effects, channel mix, the US Bridge programme, competitive dynamics, and potential seasonality in prescription patterns and usage of injectable and oral obesity medications.

Adjusted operating profit growth is now expected to be 0% to -6% at CER. The expectation for adjusted operating profit growth primarily reflects the improved sales outlook, combined with targeted investments in current and future growth opportunities within R&D and Commercial, partly funded by re-investment of savings from the company-wide

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Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 16 of 37
transformation in 2025 as well as further optimisation initiatives and disciplined resource allocation. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline mainly within Obesity and Diabetes. Commercial investments are mainly related to the GLP-1 portfolio. R&D spend and promotional activities across key products are expected to increase in the second half of the year compared to the first half of 2026.

KEY MODELLING CONSIDERATIONS
Novo Nordisk expects financial items (net) for 2026 to amount to a net loss of DKK 1.1 billion. This is driven by interest expenses related to net debt, partly offset by gains on hedged currencies, mainly the US dollar.

The effective tax rate for 2026 is still expected to be in the range of 21-23%.

Capital expenditure is still expected to be around DKK 55 billion in 2026 compared to DKK 60 billion in 2025, reflecting the expansion of the global supply chain. The investments will create additional capacity and flexibility across the supply chain, including the manufacturing of active pharmaceutical ingredients (API), additional aseptic production and finished production processes as well as packaging capacity. In the coming years, the capital expenditure investments are expected to decline.
The free cash flow is now expected to be DKK 45-55 billion, reflecting the improved sales and operating profit outlook.

As previously communicated, effective 1 January, 2027, Novo Nordisk will lower the list price, or wholesale acquisition cost (WAC), of Wegovy® (semaglutide) injection 2.4 mg, injection 7.2 mg and tablets up to 25 mg,
Ozempic® (semaglutide) injection 0.5 mg, 1 mg, and 2 mg, and Ozempic® pill (semaglutide) tablets 7 mg or 14 mg to USD
675, representing reductions from the current list price of approximately 50% and 35% for Wegovy® and Ozempic®, respectively. This decision applies to all doses of these medicines and reflects Novo Nordisk’s commitment to enhancing affordability for patients and both public and private payers dealing with the complexities of the evolving US healthcare system. The change in list prices is expected to impact Novo Nordisk's cash flow in 2027.

FX (average rates)	H1 2026	H1 2025	% change	Spot rate 30 July 2026

USD	640	684	(6%)	651
CNY	93	94	(1%)	96
CAD	465	485	(4%)	464
GBP	862	886	(3%)	872
JPY	4.05	4.60	(12%)	4.00

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies, and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's adjusted operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 4,970 million	12
CNY	DKK 580 million	12
CAD	DKK 340 million	0
GBP	DKK 250 million	0
JPY	DKK 160 million	12

1) As of 30 July 2026.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact of foreign exchange hedging is included in Financial items (net).

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2026, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes, taxation changes, including changes in tariffs, duties and pricing policies, (incl Most Favoured Nations in the US), as well as outcome of legal cases, and that the currency

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Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 17 of 37
exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. The guidance is also based on assumptions in relation to the estimation of gross-to-net developments in the US. Finally, the guidance does not include the financial implications of any new significant business development transactions.

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Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 18 of 37
R&D PIPELINE PROGRESS
QUARTERLY R&D HIGHLIGHTS

r

Therapeutic Area	Product/Project	Milestone

Regulatory
Obesity&	Wegovy® pill
Regulatory approval for Wegovy® pill in EU
•In July, Novo Nordisk announced that the European Medicine Agency (EMA) has granted approval of Wegovy® pill under the Wegovy® brand for the treatment of excess body weight and long-term weight management.
•The approval also includes SELECT data in the label, demonstrating that Wegovy® reduces the risk of major adverse cardiovascular events.
•In the OASIS 4 trial, Wegovy® pill demonstrated an average of 16.6% weight loss, and one in three people experienced 20% or greater weight loss .
•Novo Nordisk has launched the Wegovy® pill in the US, UAE and the UK and expects continued launches in select countries in the second half of 2026.
•For further information, please see the Committee for Medicinal Products for Human Use (CHMP) positive opinion company announcement https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916551(the contents of the company's website do not form a part of this Form 6-K) and the approval press release https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916582 (the contents of the company's website do not form a part of this Form 6-K).

Wegovy®
Regulatory approval for Wegovy® 7.2 mg in a single-dose device in EU
•In July, Novo Nordisk announced that the EMA has granted approval of Wegovy® 7.2 mg (once-weekly injectable semaglutide 7.2 mg) in a single-dose device for people living with obesity.
•In the STEP UP trial, Wegovy® 7.2 mg demonstrated an average weight loss of 20.7%, and around one-third of patients achieved 25% or greater weight loss.
•Wegovy® 7.2 mg is available in the US for adults living with obesity under the brand name Wegovy® HD.
•Novo Nordisk expects to launch Wegovy® 7.2 mg in the single-dose pen in the EU in Q3 of 2026.
•For further information, please see the CHMP positive opinion company announcement https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916552 (the contents of the company's website do not form a part of this Form 6-K)and the approval press release https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916582 (the contents of the company's website do not form a part of this Form 6-K).

Wegovy®
Regulatory approval for Wegovy® manual prefilled syringe (mPFS) device in US and EU
•The US FDA and EMA in EU approved the mPFS device for Wegovy® 2.4 mg.
•Novo Nordisk expects to explore select market opportunities with the mPFS device.

Wegovy®
Regulatory approval of Wegovy® FlexTouch® 2.4 mg pen in US
•The US FDA approved the Wegovy® FlexTouch® pen for semaglutide 2.4 mg in obesity.
•Novo Nordisk expects to launch the Wegovy® FlexTouch® pen in the second half of 2026.

Wegovy®
Regulatory approval of Wegovy® for the treatment of Metabolic Dysfunction-Associated Steatohepatitis (MASH) in Japan and UK
•Once-weekly semaglutide 2.4 mg in MASH has been approved by regulatory authorities in Japan and UK for the treatment of MASH (stages F2 to F3).
•The approval was based on part I of the ESSENCE trial investigating semaglutide 2.4 mg in MASH with moderate to advanced liver fibrosis (stages F2 to F3), in combination with diet and exercise.

Wegovy® pill
Regulatory submission of ESSENCE MASH data for Wegovy® pill in US
•The US FDA has accepted the filing for inclusion of MASH data for Wegovy® pill (oral semaglutide 25 mg), with expected decision in Q1 2027.
•The submission is based on part I of the ESSENCE trial investigating semaglutide 2.4 mg in MASH with moderate to advanced liver fibrosis (stages F2 to F3), in combination with diet and exercise.

Diabetes&	Ozempic®
Regulatory milestone for Ozempic® label update in EU
•The CHMP provided a positive opinion for inclusion of SUSTAIN OPTIMIZE, which investigated once-weekly injectable semaglutide 2.0 mg as an add-on to dose reduced insulin glargine in type 2 diabetes, in the Ozempic® label in the EU.
•In SUSTAIN OPTIMIZE, Ozempic® 2.0 mg as an add on to dose-reduced insulin glargine demonstrated superior glycaemic control (-1.4% mean HbA1C reduction) and superior body weight reduction (-8.0kg mean weight loss) compared to dose-titrated insulin glargine, while reducing daily insulin requirements and the risk of severe hypoglycaemia.

Ozempic®
Regulatory approval of Ozempic® mPFS device in US and EU
•The US FDA and EMA in EU approved the mPFS device for Ozempic® 0.25, 0.5 and 1.0 mg doses.
•Novo Nordisk expects to explore select market opportunities with the mPFS device.

Rybelsus®
Regulatory approval of SOUL cardiovascular outcomes data for Rybelsus® in Japan and China
•Regulatory authorities in Japan and the China Center for Drug Evaluation (CDE) approved the label update for Rybelsus® (oral semaglutide) with SOUL cardiovascular outcomes data.
•The approval was based on the SOUL cardiovascular outcomes trial with oral semaglutide in people with type 2 diabetes and atherosclerotic cardiovascular disease (ASCVD) and/or chronic kidney disease and reduced the risk of major cardiovascular adverse event by 14%.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 19 of 37

Rare Disease	Sogroya®
 Regulatory milestones for Sogroya® non-replacement indications in EU and Japan
•Sogroya® non-replacement indications for the treatment of children with short stature born Small for Gestational Age (SGA) and Noonan Syndrome (NS) was recommended by CHMP for approval in the EU and approved in Japan. Regulatory approval was based on data from REAL 8 and REAL 9.
•Novo Nordisk has submitted for regulatory approval of Turner Syndrome (TS) in the EU. A regulatory decision on TS is expected in Q4 2026 in the US and in the first half of 2027 in EU and Japan.

Denecimig
Regulatory submission of denecimig for the treatment of haemophilia A in China
•Denecimig was submitted to the CDE for regulatory approval in China.
•The submission is based on the data from the FRONTIER programme, which is designed to establish the efficacy and safety profile of denecimig as a prophylactic treatment administered once every month, once every two weeks or once every week to prevent or reduce the frequency of bleeding episodes in people with haemophilia A.

	Alhemo®	Regulatory submission of paediatric label extension for Alhemo® in Japan •Novo Nordisk submitted a paediatric label extension application to regulatory authorities in Japan for Alhemo® (concizumab).
Clinical
Obesity&	CagriSema 2.4 mg/2.4 mg
 Completion of the CagriSema lower dose REDEFINE 9 trial
•Novo Nordisk successfully completed the phase 3 trial REDEFINE 9 investigating lower doses of CagriSema for weight management.
•The trial was a 68-week efficacy and safety trial investigating the effect of CagriSema 1.7 mg/1.7 mg and CagriSema 1.0 mg/1.0 mg on body weight in people with overweight or obesity. CagriSema 1.0 mg/1.0 mg and 1.7 mg/1.7 mg achieved a superior weight loss compared to placebo.
•In the trial, CagriSema appeared to be safe and well tolerated, consistent with previous CagriSema trials.
•The detailed results will be presented at a scientific conference later in 2026.

CagriSema 2.4 mg/7.2 mg
Initiation of the CagriSema REDEFINE high-dose phase 3 trial in weight management
•Novo Nordisk initiated a phase 3 trial for CagriSema high dose in obesity. The trial investigates efficacy and safety of CagriSema 2.4 mg/7.2 mg versus CagriSema 2.4 mg/2.4 mg and semaglutide 7.2 mg in people with obesity with or without type 2 diabetes.
•The trial is expected to read out in the first half of 2028.

Zenagamtide
Initiation of the zenagamtide phase 3 heart failure outcomes trial HF-POLARIS and AMAZE 8
•Novo Nordisk initiated a phase 3 trial for zenagamtide, HF-POLARIS, investigating efficacy and safety of subcutaneous zenagamtide compared to placebo on morbidity and mortality in people with heart failure with preserved or mildly reduced ejection fraction and obesity. Approximately 5600 patients are anticipated to be enrolled. The trial is event-driven and is expected to read out in the second half of 2029.
•In addition, a phase 3a trial (AMAZE 8) was initiated to investigate zenagamtide versus semaglutide on change in body weight (%) in people with overweight or obesity and T2D, and with a total of two years of exposure. The trial is expected to read out in the first half of 2029.

Triple
Initiation of the Triple phase 2 dose finding trial in obesity
•Novo Nordisk initiated a phase 2 trial in people living with obesity that will evaluate different dose escalation regimens of Triple for up to 39 weeks in around 230 people.
•The trial is expected to read out in the first quarter of 2027.

	Monlunabant	Termination of monlunabant development project •Novo Nordisk terminated the development of monlunabant due to portfolio considerations.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 20 of 37

Diabetes&	Ziltivekimab
ZEUS phase 3 cardiovascular outcomes trial completed
•In July, Novo Nordisk provided an update on the ZEUS phase 3 trial in people with atherosclerotic cardiovascular disease (ASCVD), chronic kidney disease (CKD) and inflammation. The trial did not meet its primary endpoint.
•The outcome of ZEUS may result in a non-cash impairment charge in Q3 2026. For further information please find the company announcement https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916587 (The contents of the company's website do not form a part of this Form 6-K).

CagriSema
Completion of the CagriSema open-label head-to-head REIMAGINE 4 trial
•REIMAGINE 4 was an open-label head-to-head 68-week efficacy and safety trial investigating CagriSema 2.4/2.4 mg versus tirzepatide 15 mg on HbA1c and body weight in people with type 2 diabetes inadequately controlled with metformin with and without an SGLT2 inhibitor.
•For the dual primary endpoints of percentage change in body weight and HbA1c, CagriSema 2.4 mg/2.4 mg demonstrated non-inferiority versus tirzepatide 15 mg for weight reduction, but not for HbA1c reduction.
•When evaluating the effects of treatment if all people adhered to treatment, people treated with CagriSema 2.4/2.4 mg achieved a weight loss of 15.2% and an HbA1c reduction of 1.9 percentage points, respectively, at 68 weeks. Treatment with tirzepatide 15 mg resulted in a weight loss of 15.8% and an HbA1c reduction of 2.2 percentage points, respectively, at 68 weeks.
•In the trial, CagriSema appeared to be safe and well tolerated, consistent with previous CagriSema trials.

UBT251
Initiation of the phase 2 trial with UBT251 in type 2 diabetes
•Novo Nordisk initiated a phase 2 trial in people living with overweight or obesity and type 2 diabetes.
•The trial will investigate safety, tolerability and efficacy of once-weekly UBT251 for up to 40 weeks in around 300 people. The trial is expected to read out end of year 2027.

GSI
Completion of the phase 1 trial with GSI (NN1644)
•The trial investigated the safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of GSI.
•In the trial, all multiple doses tested appeared to have a safe and well-tolerated profile.
•Novo Nordisk will assess further development of GSI based on these results.

NNC0497-0040
Initiation of the phase 1 trial with NNC0497-0040 in type 1 diabetes
•Novo Nordisk initiated a phase 1 trial investigating safety, tolerability, pharmacokinetics and pharmacodynamics of NNC0497-0040.
•The trial includes 146 people in a single-ascending-dose cohort in healthy people and a multiple-ascending-dose cohort in people with type 1 diabetes.
•The trial is expected to read out in the second half of 2028.

NLRP3 inhibitor
Initiation of the phase 1 trial with an oral NLRP3 inhibitor, NNC6022-0004
•Novo Nordisk initiated a phase 1 trial with NNC6022-0004 aiming for an oral treatment of inflammation in a broad range of cardiometabolic diseases.
•The study investigates single and multiple ascending dose to assess safety, tolerability, pharmacokinetics, food effect, and target engagement in healthy people, including one cohort of people with obesity.
•The trial is expected to read out in second half of 2027.

Rare Disease	Inno8
Completion of the Inno8 phase 1 trial
•The phase 1 trial with Inno8 in healthy male participants was completed.
•The trial investigated safety, tolerability, pharmacokinetics and pharmacodynamics of single intravenous and multiple oral doses of Inno8 in healthy male participants.
•In the trial, all doses tested appeared to have a safe and well-tolerated profile.
•A phase 1 trial with Inno8 in people with haemophilia A is ongoing.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 21 of 37

ANTICIPATED KEY R&D MILESTONES IN 2026

Clinical milestones

Regulatory milestones

r

Therapeutic Area	Product/Project	Milestones

		Q3 2026	Q4 2026
Obesity&	Zenagamtide (oral)	Phase 3 initiation
	CagriSema		US decision
	Zenagamtide (subcutaneous)		Phase 3 initiation (Cardiovascular outcomes)
	Cagrilintide		Phase 3 initiation (high-dose)
	Efruxifermin		Phase 3 safety results (SYNCHRONY Real-World, Fibrosis stage 1-4)
Diabetes&	CagriSema	Phase 3 initiation (REIMAGINE SWITCH)
	Oral semaglutide 25 mg		US decision
	Zenagamtide (subcutaneous)		Phase 3 initiation
Rare Disease	Denecimig	US & EU decision
	Etavopivat (Sickle cell disease)		US & EU submission
Note: Expected timing and qualification of R&D milestones for inclusion in this table are based on current assessment, which may change.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 22 of 37
SUSTAINABILITY
SOCIAL

Patient protection and quality of life	H1 2026	H1 2025	% change H1 2025 to H1 2026

Number in millions
Total number of patients reached[1]	46.5	45.7	2%
–Patients reached with Novo Nordisk Obesity care products	4.9	2.9	69%
–Patients reached with Novo Nordisk Diabetes care products	41.6	42.8	(3%)
Vulnerable patients reached with Diabetes care products[1,2]	6.6	7.5	(12%)
Children reached through the Changing Diabetes® in Children programme[3] (number)	90,432	72,760	24%

1) Calculated as a moving annual total. The estimated total number of full-year patients reached over a 12-month period.
2) Patients reached either through products sold under local affordability thresholds, or public tenders in low-, lower middle- or upper middle-income countries (LMICs), or through specific Diabetes access and affordability programmes or humanitarian donations.
3) Total cumulative number of children reached with Diabetes care treatment through the Changing Diabetes® in Children programme since the initiation of the partnership in 2009.

The number of patients reached with Novo Nordisk Obesity and Diabetes care products was 46.5 million at the end of June 2026, an increase of 0.8 million patients compared to end of June 2025. Over the last 12 months, patients reached with Obesity care products increased by 69%, driven by Wegovy® injectable and Wegovy® pill. For patients reached with Diabetes products, the decline is mainly due to a decrease in number of patients treated with human insulin.

By the end of June 2026, the number of vulnerable patients treated with Diabetes care products reached 6.6 million. This is a 12% decline compared to the same period last year driven by lower human insulin tender sales.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By the end of June 2026, a total of 90,432 children were reached through the programme, an increase of 24% compared to the end of June 2025.

ENVIRONMENT

Climate change, resource use and circular economy	H1 2026	H1 2025	% change H1 2025 to H1 2026

1,000 tonnes CO2e
Total CO2e emissions	1,243	1,311	(5%)
- Scope 1 emissions	61	61	0%
- Scope 2 emissions	30	32	(6%)
- Scope 3 emissions	1,152	1,218	(5%)
Plastic footprint[1] (tonnes)	16,289	17,063	(5%)
Plastic footprint per patient[1] (kg/patient)	0.35	0.37	(5%)

1) Plastic footprint over a 12-month period, calculated as a moving annual total. Plastic footprint (absolute) restated from 15,670 in the Q2 2025 company announcement due to the inclusion of primary packaging for needles. Relative plastic footprint per patient restated from 0.34 in the Q2 2025 company announcement.
Scope 1 CO2e emissions remained stable in H1 2026 compared to the same period in 2025. Scope 2 CO2e emissions decreased by 6% in H1 2026 compared to H1 2025, primarily driven by reduced non-renewable electricity consumption at several production sites.

Compared to H1 2025, Scope 3 emissions decreased by 5% in H1 2026, driven by cost-reduction initiatives and ongoing decarbonisation efforts, particularly impacting transportation and distribution.

By the end of June 2026, the absolute plastic footprint had decreased by 5% compared to the same period last year, primarily due to an increase in once-weekly treatment options and tablet-based products packaged in blister packs that contain less plastic than other delivery systems. Combined with an increase in the number of patients reached, the plastic footprint per patient decreased by 5% during the period.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 23 of 37

LEGAL MATTERS
Inflation Reduction Act Litigation
On 18 May 2026, the United States Supreme Court denied Novo Nordisk’s Petition for certiorari seeking review of the Third Circuit’s decision affirming the dismissal of Novo Nordisk’s lawsuit challenging the legality of the pricing provisions of the Inflation Reduction Act. No further appeals can be taken and this matter is now closed.

Ozempic® ANDA Patent Litigation
Cipla notified Novo Nordisk that they have filed an ANDA with the FDA for a generic version of Ozempic®. Novo Nordisk has filed a complaint for patent infringement against Cipla in the Federal Court for the District of New Jersey. The ANDA contains Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use, or sale of such products before the expiration of the patents currently listed for Ozempic® in the Orange Book.

Data Breach / IT incident, US
Novo Nordisk is a defendant in multiple putative class action lawsuits in the US related to an IT security incident about which the company issued a press release on 11 June 2026. The complaints, which assert negligence and other claims against Novo Nordisk, are brought on behalf of individuals who allege their personally identifiable information and protected health information were compromised in the IT security incident.
Unified Patent Court Semaglutide Patent Litigation
On 30 June 2026, Sandoz AG filed a lawsuit against Novo Nordisk A/S in the Unified Patent Court (“UPC”), Milan Central Division, seeking revocation of Novo Nordisk Unitary Patent 3 689 365, covering the 1mg dose of semaglutide for diabetes in 18 EU countries. Novo Nordisk is fully prepared to defend its patents in this matter.

False Advertising Litigation Against Lilly, US
On 21 July 2026, Novo Nordisk filed a lawsuit against Eli Lilly and Company and Lilly USA, LLC in Federal Court in New Jersey, alleging they engaged in false advertising and unfair competition in connection with their dissemination of nationwide, direct-to-consumer advertising campaigns related to the comparative efficacy of FDA-approved GLP-1 medicines.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 24 of 37
STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT
The Board of Directors and Executive Management have today considered and approved the financial report of Novo Nordisk A/S containing condensed financial information and condensed sustainability information for the first six months of 2026. This financial report has not been audited or reviewed by the company's independent auditors.

The condensed financial information in this financial report has been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU and additional Danish disclosure requirements for interim financial reporting of listed companies. The accounting policies are consistent with those applied in the Annual Report 2025, except from those changes in presentation described in note 1 to Appendix 2.

The condensed sustainability information in this financial report has been prepared in accordance with the ESRS and the accounting policies are consistent with those applied in the Annual Report 2025.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial report is adequate. Furthermore, in our opinion, this financial report includes a true and fair view of the financial position at 30 June 2026 as well as of the results of the operations, the cash flows and the sustainability performance for the period 1 January - 30 June 2026. Furthermore, in our opinion, Management's Review contains a fair review of the development of the Group's business and financial matters, the results for the period and of the financial position, together with a description of the principal risks and uncertainties that the Group faces in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 4 August 2026

Executive Management:

Maziar Mike Doustdar President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Lars Rebien Sørensen Chair	Cees de Jong Vice chair	Elisabeth Dahl Christensen

Stephan Engels	Désireé Jantzen Asgreen	Mette Bøjer Jensen

Britt Meelby Jensen	Kasim Kutay	Semsi Kilic Madsen

Helena Saxon	Ramona Sequeira	Jan van de Winkel

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 25 of 37
About Novo Nordisk
Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 66,700 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial Calendar

21 September 2026	Capital Markets Day 2026
4 November 2026	Financial results for the first nine months of 2026
3 February 2027	Financial statement for 2026 and Annual Report 2026

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 usmediarelations@novonordisk.com

Investors:
Michael Novod +45 3075 6050 nvno@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com
Alex Bruce +45 3444 2613 axeu@novonordisk.com	Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com
Christoffer Togo Solgaard-Tullin +45 3079 1471 cftu@novonordisk.com	Mads Berner Bruun +45 3075 2936 mbbz@novonordisk.com
Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com

Forward-looking statements
Novo Nordisk’s statutory Annual Report 2025, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain certain forward-looking statements relating to the operating, financial and sustainability performance and results of Novo Nordisk and/or the industry in which it operates. Forward-looking statements can be identified by the fact that they do not relate to historical or current facts and include guidance. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘transition plan’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating, financial or sustainability performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
•Statements of targets, future guidance, (transition) plans, objectives or goals for future operations and/or not yet completed business acquisitions or divestments, including those related to operating, financial and sustainability matters, Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;
•Statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;
•Statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and
•Statements regarding the assumptions underlying or relating to such statements.
These statements are based on current plans, estimates, opinions, views and projections. Although Novo Nordisk believes that the expectation reflected in such forward-looking statements are reasonable, there can be no assurance that such expectation will prove to be correct. By their very nature, forward-looking statements involve risks, uncertainties and assumptions, both general and specific, and actual results may differ materially from those contemplated, expressed or implied by any forward-looking statement.

Factors that may affect future results include, but are not limited to, global as well as local political, economic and environmental conditions, such as interest rate and currency exchange rate fluctuations or climate change, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government- mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, and taxation changes, including changes in tariffs and duties, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, the effects of domestic or international crises, civil unrest, war or other conflict and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in the Annual Report 2025, reference is made to the overview of risk factors in ‘Risks’ of the Annual Report 2025. None of Novo Nordisk or its subsidiaries or any such person's officers, or employees accept any responsibility for the future accuracy of the opinions expressed in the Annual Report 2025, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk or the actual occurrence of the forecasted developments.

Unless required by law, Novo Nordisk has no duty and undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 26 of 37
APPENDIX 1: CONDENSED INCOME STATEMENT

DKK million	Q2 2026	Q2 2025	H1 2026	H1 2025

Condensed income statement

Net sales	78,488	76,857	175,311	154,944
Cost of goods sold	(17,100)	(12,846)	(30,698)	(25,736)

Gross profit	61,388	64,011	144,613	129,208

Sales and distribution costs	(14,997)	(17,533)	(27,074)	(32,425)
Research and development costs	(17,787)	(11,690)	(28,071)	(21,998)
Administrative costs	(1,309)	(1,316)	(2,449)	(2,536)
Other operating income and expenses	(234)	(23)	(340)	(9)

Operating profit	27,061	33,449	86,679	72,240

Financial income	1,314	5,314	7,367	8,739
Financial expenses	(1,500)	(4,958)	(4,999)	(10,141)

Profit before income taxes	26,875	33,805	89,047	70,838

Income taxes	(5,886)	(7,302)	(19,501)	(15,301)

NET PROFIT	20,989	26,503	69,546	55,537

Basic earnings per share (DKK)	4.74	5.96	15.67	12.50
Diluted earnings per share (DKK)	4.75	5.96	15.66	12.49

Segment Information

Segment sales:
Obesity and Diabetes care	73,581	71,938	164,943	145,406
Rare disease	4,907	4,919	10,368	9,538

Segment operating profit:
Obesity and Diabetes care	28,356	32,931	86,356	71,178
Operating margin	38.5%	45.8%	52.4%	49.0%

Rare disease	(1,295)	518	323	1,062
Operating margin	(26.4)%	10.5%	3.1%	11.1%

Total segment operating profit	27,061	33,449	86,679	72,240

Condensed statement of comprehensive income

Net profit	20,989	26,503	69,546	55,537

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements of defined benefit obligations	30	5	86	87

Items that will not be reclassified subsequently to the income statement	30	5	86	87

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	1,506	(5,440)	4,305	(7,959)
Cash flow hedges:
Realisation of previously deferred (gains)/losses	(739)	1,472	(4,380)	3,243
Deferred gains/(losses) on hedges, incurred during the period	(679)	8,968	(3,548)	13,404
Tax and other items	382	(2,608)	1,989	(4,113)

Items that will be reclassified subsequently to the income statement	470	2,392	(1,634)	4,575

Other comprehensive income	500	2,397	(1,548)	4,662
TOTAL COMPREHENSIVE INCOME	21,489	28,900	67,998	60,199

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 27 of 37
APPENDIX 2: CONDENSED CASH FLOW STATEMENT

DKK million	H1 2026	H1 2025

Net profit	69,546	55,537

Adjustment for non-cash items:
Income taxes in the income statement	19,501	15,301
Depreciation, amortisation and impairment losses	13,840	8,663
Other non-cash items	3,610	2,876
Change in working capital	(19,912)	(7,473)
Income taxes paid	(7,302)	(8,400)

Net cash flows from operating activities	79,283	66,504

Purchase of intangible assets	(854)	(2,778)
Purchase of property, plant and equipment	(23,986)	(28,083)
Proceeds from other financial assets	72	—
Purchase of other financial assets	(94)	(199)
Proceeds from sale of associated companies	44	—
Interest received[1]	342	824
Purchase of marketable securities	—	(498)
Sale of marketable securities	—	10,637

Net cash flows from investing activities	(24,476)	(20,097)

Purchase of treasury shares	(5,899)	(1,388)
Dividends paid	(35,312)	(35,100)
Interest paid[1]	(2,759)	(1,952)
Proceeds from borrowings	34,749	72,598
Repayment of borrowings	(27,344)	(76,889)

Net cash flows from financing activities	(36,565)	(42,731)

Net cash generated from activities	18,242	3,676

Cash and cash equivalents at the beginning of the year	26,464	15,655
Exchange gain/(loss) on cash and cash equivalents	(224)	(896)

Cash and cash equivalents at the end of the period	44,482	18,435

1) Effective 1 January 2026, 'Interest received' is presented in 'Net cash flows from in investing activities' and 'Interest paid' is presented in 'Net cash flows from financing activities' to better reflect the nature of these cash flows. In prior years, these amounts were included in 'Net cash flows from operating activities'.

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Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 28 of 37
APPENDIX 3: CONDENSED BALANCE SHEET

DKK million	30 Jun 2026	31 Dec 2025

ASSETS

Intangible assets	102,167	110,208
Goodwill	19,890	19,845
Property, plant and equipment	231,758	208,378
Investments in associated companies	207	366
Deferred income tax assets	23,672	23,647
Other receivables and prepayments	6,428	5,864
Other financial assets	2,123	2,141

TOTAL NON-CURRENT ASSETS	386,245	370,449

Inventories	51,352	49,623
Trade receivables	88,949	70,856
Tax receivables	4,952	4,848
Other receivables and prepayments	14,611	13,482
Marketable securities	500	498
Derivative financial instruments	3,850	6,682
Cash at bank	44,482	26,464

TOTAL CURRENT ASSETS	208,696	172,453
TOTAL ASSETS	594,941	542,902

EQUITY AND LIABILITIES

Share capital	446	446
Treasury shares	(4)	(2)
Retained earnings	224,164	195,298
Other reserves	(3,329)	(1,695)

TOTAL EQUITY	221,277	194,047

Borrowings	121,794	118,941
Deferred income tax liabilities	4,271	6,611
Retirement benefit obligations	787	861
Provisions	6,200	5,730
Sales deductions and product returns	1,529	1,051

Total non-current liabilities	134,581	133,194

Borrowings	18,333	12,017
Trade payables	14,591	19,758
Tax payables	20,460	8,416
Other liabilities	38,376	39,721
Derivative financial instruments	5,245	2,026
Provisions	1,877	374
Sales deductions and product returns[1]	140,201	133,349

Total current liabilities	239,083	215,661

TOTAL LIABILITIES	373,664	348,855

TOTAL EQUITY AND LIABILITIES	594,941	542,902
1) During Q1 2026, the 340B provision of USD 4.2 billion (DKK 26.8 billion) included in ‘Sales deductions and product returns’ was fully reversed. For more details of the 340B provision reversal, see page 88 and 98 of the Novo Nordisk Annual Report 2025.

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Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 29 of 37
APPENDIX 4: CONDENSED EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2026

Balance at the beginning of the year	446	(2)	195,298	(1,695)	194,047
Net profit			69,546		69,546
Other comprehensive income / (loss) for the period			86	(1,634)	(1,548)

Total comprehensive income for the period			69,632	(1,634)	67,998

Transactions with owners:
Dividends			(35,312)		(35,312)
Share-based payments			443		443
Purchase of treasury shares		(2)	(5,897)		(5,899)

Balance at the end of the period	446	(4)	224,164	(3,329)	221,277

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2025

Balance at the beginning of the year	446	(2)	144,448	(1,406)	143,486
Net profit			55,537		55,537
Other comprehensive income / (loss) for the period			87	4,575	4,662

Total comprehensive income for the period			55,624	4,575	60,199

Transactions with owners:
Dividends			(35,100)		(35,100)
Share-based payments			906		906
Purchase of treasury shares		0	(1,388)		(1,388)
Tax related to transactions with owners			(37)		(37)

Balance at the end of the period	446	(2)	164,453	3,169	168,066

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Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 30 of 37
APPENDIX 5: ADJUSTED SALES SPLIT PER AREA

Q2 2026 adjusted sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Obesity and Diabetes care segment
Wegovy® injectable	19,484	9,636	9,848	5,707	2,217	1,590	334
% change at CER	1%	(22)%	46%	63%	55%	(5)%	106%
Wegovy® pill	3,218	3,141	77	—	77	—	—
% change at CER	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Saxenda®	450	47	403	201	180	21	1
% change at CER	(47%)	(43%)	(48%)	(48%)	(37%)	(76%)	(50%)
Total Obesity care	23,152	12,824	10,328	5,908	2,474	1,611	335
% change at CER	16%	4%	37%	52%	45%	(9%)	104%
Injectable GLP-1 diabetes	31,556	20,530	11,026	7,238	1,482	798	1,508
% change at CER	3%	3%	4%	19%	(35%)	(14%)	8%
Ozempic®	31,375	20,538	10,837	7,184	1,458	786	1,409
% change at CER	5%	2%	10%	22%	(22%)	(10%)	10%
Victoza®	181	(8)	189	54	24	12	99
% change at CER	(74%)	0%	(76%)	(72%)	(95%)	(78%)	(15%)
Ozempic® pill / Rybelsus®	5,228	2,273	2,955	1,454	765	761	(25)
% change at CER	(4%)	7%	(12%)	(22%)	33%	(10%)	(120%)
Total GLP-1 diabetes	36,784	22,803	13,981	8,692	2,247	1,559	1,483
% change at CER	2%	3%	0%	10%	(22%)	(12%)	3%
Long-acting insulin[1]	4,412	749	3,663	1,527	854	286	996
% change at CER	8%	9%	8%	(4%)	17%	(4%)	33%
Premix insulin[2]	2,790	118	2,672	208	777	490	1,197
% change at CER	1%	13%	0%	(12%)	1%	(1%)	3%
Fast-acting insulin[3]	4,691	1,830	2,861	1,293	958	264	346
% change at CER	10%	15%	7%	5%	13%	7%	0%
Human insulin	1,048	315	733	103	343	155	132
% change at CER	(2%)	42%	(13%)	(34%)	5%	(23%)	(18%)
Total insulin	12,941	3,012	9,929	3,131	2,932	1,195	2,671
% change at CER	6%	15%	4%	(3%)	10%	(4%)	10%
Other Diabetes care[4]	704	10	694	124	61	65	444
% change at CER	50%	(75%)	62%	(5%)	(16%)	(1%)	196%
Total Diabetes care	50,429	25,825	24,604	11,947	5,240	2,819	4,598
% change at CER	3%	4%	3%	6%	(7%)	(8%)	14%
Obesity and Diabetes care total	73,581	38,649	34,932	17,855	7,714	4,430	4,933
% change at CER	7%	4%	11%	18%	5%	(9%)	18%

Rare disease segment
Rare blood disorders[5]	2,896	1,294	1,602	790	471	315	26
% change at CER	(4%)	4%	(9%)	(6%)	4%	20%	(87%)
Rare endocrine disorders[6]	1,538	812	726	321	160	236	9
% change at CER	24%	22%	26%	40%	16%	18%	50%
Other Rare disease[7]	473	114	359	240	68	49	2
% change at CER	18%	65%	8%	10%	3%	6%	0%
Rare disease total	4,907	2,220	2,687	1,351	699	600	37
% change at CER	6%	12%	1%	5%	6%	18%	(82%)

Total adjusted sales	78,488	40,869	37,619	19,206	8,413	5,030	4,970
% change in DKK	6%	1%	11%	17%	12%	(10%)	16%
% change at CER	7%	4%	10%	17%	5%	(6%)	13%
Share of growth	100%	35%	65%	53%	8%	(6%)	10%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 31 of 37

H1 2026 adjusted sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Obesity and Diabetes care segment
Wegovy® injectable	37,719	19,129	18,590	10,648	3,949	3,243	750
% change at CER	7%	(17)%	53%	73%	45%	32%	(9)%
Wegovy® pill	5,474	5,397	77	—	77	—	—
% change at CER	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Saxenda®	871	50	821	384	401	35	1
% change at CER	(54%)	(68%)	(53%)	(56%)	(39%)	(80%)	(95%)
Total Obesity care	44,064	24,576	19,488	11,032	4,427	3,278	751
% change at CER	19%	6%	40%	57%	31%	24%	(11)%
Injectable GLP-1	59,715	38,269	21,446	13,876	2,961	1,669	2,940
% change at CER	(4%)	(7%)	2%	24%	(41%)	(5%)	(4%)
Ozempic®	59,200	38,268	20,932	13,751	2,833	1,634	2,714
% change at CER	(2%)	(6%)	8%	28%	(35%)	(1%)	0%
Victoza®	515	1	514	125	128	35	226
% change at CER	(71%)	(101%)	(68%)	(72%)	(82%)	(65%)	(34%)
Ozempic® pill / Rybelsus®	9,800	3,857	5,943	2,992	1,354	1,596	1
% change at CER	(9%)	(11%)	(9%)	(20%)	21%	2%	(78%)
Total GLP-1 diabetes	69,515	42,126	27,389	16,868	4,315	3,265	2,941
% change at CER	(5%)	(7%)	(1%)	13%	(31%)	(2%)	(6)%
Long-acting insulin[1]	8,644	1,612	7,032	3,071	1,554	546	1,861
% change at CER	(6%)	(31%)	3%	(2%)	0%	(8%)	20%
Premix insulin[2]	5,185	199	4,986	423	1,208	1,018	2,337
% change at CER	(4%)	(13%)	(4%)	(11%)	(6%)	9%	(6%)
Fast-acting insulin[3]	8,646	3,275	5,371	2,536	1,611	518	706
% change at CER	(4%)	(14%)	4%	7%	3%	2%	(1%)
Human insulin	2,111	632	1,479	213	643	295	328
% change at CER	(21%)	20%	(32%)	(38%)	(35%)	(35%)	(12%)
Total insulin	24,586	5,718	18,868	6,243	5,016	2,377	5,232
% change at CER	(7%)	(17%)	(3%)	(2%)	(8%)	(5%)	2%
Other Diabetes care[4]	1,264	30	1,234	251	132	127	724
% change at CER	37%	(60%)	47%	(5%)	(4%)	(1%)	138%
Total Diabetes care	95,365	47,874	47,491	23,362	9,463	5,769	8,897
% change at CER	(5%)	(8%)	(1%)	9%	(20%)	(3%)	4%
Obesity and Diabetes care total	139,429	72,450	66,979	34,394	13,890	9,047	9,648
% change at CER	2%	(4%)	9%	21%	(9%)	5%	2%

Rare disease segment
Rare blood disorders[5]	5,529	2,296	3,233	1,633	952	572	76
% change at CER	(4%)	(6%)	(2%)	1%	8%	20%	(75%)
Rare endocrine disorders[6]	2,685	1,308	1,377	613	303	445	16
% change at CER	9%	(1%)	21%	38%	(1%)	22%	33%
Other Rare disease[7]	908	200	708	484	129	91	4
% change at CER	18%	66%	9%	7%	17%	6%	33%
Rare disease total	9,122	3,804	5,318	2,730	1,384	1,108	96
% change at CER	2%	(2%)	5%	8%	6%	19%	(70%)

Total adjusted sales	148,551	76,254	72,297	37,124	15,274	10,155	9,744
% change in DKK	(2%)	(10%)	7%	19%	(6%)	(1%)	(2%)
% change at CER	2%	(4%)	8%	20%	(7%)	7%	0%
Share of growth	100%	(136%)	236%	259%	(51%)	29%	(1%)

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 32 of 37
Appendix 6: Sales IFRS reconciliation
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS

				Reported sales		Adjusted sales
Sales split per therapy	Q2 2026 reported sales	340B provision reversal	Q2 2026 adjusted sales	Growth in DKK	Growth at CER	Growth in DKK	Growth at CER
Obesity and Diabetes care segment

Wegovy® injectable	19,484	—	19,484	0%	0%	1%	1%
Wegovy® pill	3,218	—	3,218	N/A	N/A	N/A	N/A
Saxenda®	450	—	450	(47%)	(48%)	(46%)	(47%)

Total Obesity care	23,152	—	23,152	14%	15%	15%	16%

Injectable GLP-1 diabetes	31,556	—	31,556	(4%)	(2%)	1%	3%
- Ozempic®	31,375	—	31,375	(1%)	0%	3%	5%
- Victoza®	181	—	181	(80%)	(81%)	(72%)	(74%)
Ozempic® pill / Rybelsus®	5,228	—	5,228	(8%)	(5%)	(7%)	(4%)

Total GLP-1 diabetes	36,784	—	36,784	(4%)	(2%)	0%	2%

Long-acting insulin[1]	4,412	—	4,412	(1%)	(1%)	8%	8%

Premix insulin[2]	2,790	—	2,790	6%	0%	7%	1%

Fast-acting insulin[3]	4,691	—	4,691	3%	3%	10%	10%

Human insulin	1,048	—	1,048	(5%)	(3%)	(4%)	(2%)

Total insulin	12,941	—	12,941	2%	0%	7%	6%

Other Diabetes care[4]	704	—	704	55%	50%	55%	50%

Total Diabetes care	50,429	—	50,429	(2%)	(1%)	2%	3%

Obesity and Diabetes care total	73,581	—	73,581	2%	3%	6%	7%

Rare disease segment
Rare blood disorders[5]	2,896	—	2,896	(6%)	(4%)	(6%)	(4%)

Rare endocrine disorders[6]	1,538	—	1,538	8%	13%	19%	24%

Other Rare disease[7]	473	—	473	17%	18%	17%	18%

Rare disease total	4,907	—	4,907	0%	3%	2%	6%

Total sales	78,488	—	78,488	2%	3%	6%	7%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 33 of 37
Appendix 6: Sales IFRS reconciliation
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS

				Reported sales		Adjusted sales
Sales split per therapy	H1 2026 reported sales	340B provision reversal	H1 2026 adjusted sales	Growth in DKK	Growth at CER	Growth in DKK	Growth at CER
Obesity and Diabetes care segment

Wegovy® injectable	39,997	2,278	37,719	8%	12%	3%	7%
Wegovy® pill	5,474	—	5,474	N/A	N/A	N/A	N/A
Saxenda®	1,024	153	871	(46%)	(46%)	(54%)	(54%)

Total Obesity care	46,495	2,431	44,064	20%	24%	14%	19%

Injectable GLP-1 diabetes	75,116	15,401	59,715	13%	18%	(8%)	(4%)
- Ozempic®	71,855	12,655	59,200	11%	16%	(6%)	(2%)
- Victoza®	3,261	2,746	515	57%	62%	(71%)	(71%)
Ozempic® pill / Rybelsus®	10,343	543	9,800	(9%)	(5%)	(13%)	(9%)

Total GLP-1 diabetes	85,459	15,944	69,515	10%	14%	(9%)	(5%)

Long-acting insulin[1]	12,524	3,880	8,644	27%	31%	(9%)	(6%)

Premix insulin[2]	5,426	241	5,185	0%	0%	(4%)	(4%)

Fast-acting insulin[3]	11,570	2,924	8,646	21%	24%	(7%)	(4%)

Human insulin	2,205	94	2,111	(23%)	(18%)	(26%)	(21%)

Total insulin	31,725	7,139	24,586	14%	18%	(9%)	(7%)

Other Diabetes care[4]	1,264	—	1,264	36%	37%	36%	37%

Total Diabetes care	118,448	23,083	95,365	11%	15%	(9%)	(5%)

Obesity and Diabetes care total	164,943	25,514	139,429	13%	18%	(2%)	2%

Rare disease segment
Rare blood disorders[5]	5,529	—	5,529	(8%)	(4%)	(8%)	(4%)

Rare endocrine disorders[6]	3,931	1,246	2,685	44%	52%	3%	9%

Other Rare disease[7]	908	—	908	16%	19%	15%	18%

Rare disease total	10,368	1,246	9,122	9%	14%	(3%)	2%

Total sales	175,311	26,760	148,551	13%	18%	(2%)	2%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 34 of 37
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner, and may therefore not be comparable.

Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as the relevant measure for the period calculated using the average exchange rates for the same period prior year compared with the same measure for the same period prior year. Price adjustments within hyperinflation countries, as defined in IAS 29 ‘Financial reporting in hyperinflation economies’, are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

DKK million	Q2 2026	Q2 2025	% change Q2 2026 to Q2 2025	H1 2026	H1 2025	% change H1 2026 to H1 2025
Net sales at CER
Net sales IFRS	78,488	76,857	2%	175,311	154,944	13%
Effect of exchange rates	894	3,335		6,934	2,106
Net sales at CER	79,382	80,192		182,245	157,050
Net sales previous period	76,857			154,944
% increase/(decrease) in constant exchange rates	3%			18%

Operating profit at CER
Operating profit IFRS	27,061	33,449	(19%)	86,679	72,240	20%
Effect of exchange rates	932	2,740		5,339	2,110
Operating profit at CER	27,993	36,189		92,018	74,350
Operating profit previous period	33,449			72,240
% increase/(decrease) in constant exchange rates	(16%)			27%

Adjusted sales and Adjusted operating profit as reported and at CER
The introduction of Adjusted sales as reported and at CER is driven by the impact of reversing a provision for sales rebates of DKK 26.8 billion in the first quarter of 2026 and DKK 2.6 billion in the second quarter of 2025 related to the 340B Drug Pricing Program in the US, that was previously constrained. The effect is considered exceptional and non‑recurring and is not reflective of the Group’s normal course operating activities. Adjusted sales growth as reported and at CER will exclude this specific effect to provide a clearer view of underlying operating performance.

Novo Nordisk defines Adjusted operating profit as ‘Operating profit’ excluding "Major legal matters", "Major impairments" and "340B provision reversals".

Major impairments
Major impairments refers to impairment losses on intangible assets and property, plant and equipment in excess of DKK 1,000 million. Major impairments are considered exceptional and non-recurring and not reflective of the Group’s normal course operating activities. In the second quarter of 2026, Novo Nordisk recorded non-cash impairment charges of DKK 6.3 billion in Q2 2026 related to intangible pipeline assets, including monlunabant (DKK 4.0 billion).

Major legal matters
Major legal matters refers to legal matters (such as legal or administrative disputes, litigations, investigations or settlements) where any such matter, or series of related matters, has an impact (net of insurance recoveries) in excess of DKK 1,000 million on Novo Nordisk in any given year. Expenses incurred for Novo Nordisk’s legal counsel and consultants in advising, defending, litigating or negotiating settlements are not excluded. Major legal matters are considered exceptional and non‑recurring and not reflective of the Group’s normal course operating activities.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 35 of 37

340B provision reversal
Adjusted operating profit as reported and at constant exchange rates ("CER") will likewise exclude the impact of reversing the provision for sales rebates of DKK 26.8 billion in the first quarter of 2026 and of DKK 2.6 billion in the second quarter of 2025 related to the 340B Drug Pricing Program in the US, that was previously constrained, as well as other exceptional and non-recurring items related to effects from major legal matters and major impairment losses. For further information of the 340B provision reversal, see page 88 and 98 of the Novo Nordisk Annual Report 2025.

Adjusted sales and Adjusted operating profit as reported and at CER
DKK million	Reported	340B provision reversal	Major impairments	Major legal matters	Adjusted	Effect of exchange rate	Adjusted at CER

Q2 2026
Net sales	78,488	—	—	—	78,488	893	79,381
Cost of goods sold	(17,100)				(17,100)	454	(16,646)
Gross profit	61,388	—	—	—	61,388	1,347	62,735
Sales and distribution costs	(14,997)				(14,997)	(338)	(15,335)
Research and development costs	(17,787)		6,328		(11,459)	(54)	(11,513)
Administrative costs	(1,309)				(1,309)	(5)	(1,314)
Other operating income and expenses	(234)				(234)	(14)	(248)
Operating profit	27,061	—	6,328	—	33,389	936	34,325

Q2 2025
Net sales	76,857	(2,649)	—	—	74,208
Costs of goods sold	(12,846)				(12,846)
Gross profit	64,011	(2,649)	—	—	61,362
Sales and distribution costs	(17,533)				(17,533)
Research and development costs	(11,690)				(11,690)
Administrative costs	(1,316)				(1,316)
Other operating income and expenses	(23)				(23)
Operating profit	33,449	(2,649)	—	—	30,800

H1 2026
Net sales	175,311	(26,760)	—	—	148,551	6,109	154,660
Cost of goods sold	(30,698)				(30,698)	135	(30,563)
Gross profit	144,613	(26,760)	—	—	117,853	6,244	124,097
Sales and distribution costs	(27,074)				(27,074)	(1,144)	(28,218)
Research and development costs	(28,071)		6,328		(21,743)	(475)	(22,218)
Administrative costs	(2,449)				(2,449)	(73)	(2,522)
Other operating income and expenses	(340)				(340)	(33)	(373)
Operating profit	86,679	(26,760)	6,328	—	66,247	4,519	70,766

H1 2025
Net sales	154,944	(2,649)	—	—	152,295
Cost of goods sold	(25,736)				(25,736)
Gross profit	129,208	(2,649)	—	—	126,559
Sales and distribution costs	(32,425)				(32,425)
Research and development costs	(21,998)				(21,998)
Administrative costs	(2,536)				(2,536)
Other operating income and expenses	(9)				(9)
Operating profit	72,240	(2,649)	—	—	69,591

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 36 of 37

EBITDA and EBITDA at CER
Novo Nordisk defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses and reversals'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies.

EBITDA and EBITDA growth at CER

DKK million	Q2 2026	Q2 2025	% change Q2 2026 to Q2 2025	H1 2026	H1 2025	% change H1 2026 to H1 2025

Net profit	20,989	26,503	(21%)	69,546	55,537	25%
Income taxes	5,886	7,302	(19%)	19,501	15,301	27%
Financial income	(1,314)	(5,314)	(75%)	(7,367)	(8,739)	(16%)
Financial expenses	1,500	4,958	(70%)	4,999	10,141	(51%)
Operating profit (EBIT)	27,061	33,449	(19%)	86,679	72,240	20%
Depreciation and amortisations	3,605	3,744	(4%)	7,118	7,503	(5%)
Impairment losses and reversals	6,699	1,089	N/A	6,722	1,160	N/A
EBITDA	37,365	38,282	(2%)	100,519	80,903	24%
Effect of exchange rates	960	2,790		5,450	2,138
EBITDA at CER	38,325	41,072		105,969	83,041
EBITDA previous period	38,282			80,903
% increase/(decrease) in constant exchange rates	0%			31%

Adjusted net profit and Adjusted diluted earnings per share ("EPS")
Novo Nordisk defines Adjusted net profit as ‘Net profit’ excluding the following items and related tax effects: "Impairment losses and reversals on intangible assets", "Amortisations on intangible assets", "Major impairments on property, plant & equipment", "Major legal matters", "340B provision reversals" and "Major restructuring costs".

Adjusted net profit is considered to be relevant information for investors as it helps analyse financial performance from core business operations from period to period and enhances comparability against peer companies. Adjusted EPS is calculated as Adjusted net profit divided by average number of shares outstanding, including the dilutive effect of the outstanding restricted stock units.

Major impairments on property, plant and equipment
Major impairments on property, plant and equipment refer to impairment losses in excess of DKK 1,000 million.

Major restructuring costs
Major restructuring costs refer to costs incurred in connection with substantial restructuring plans where the accumulated costs exceed DKK 1,000 million. Costs included under ‘Major restructuring costs’ are considered exceptional and non-recurring, as they arise from strategic restructurings that are not reflective of the Group’s ongoing operating activities. Such costs include costs of severance and termination benefits, impairments of tangible assets and committed expenses for contract or projects terminated as part of substantial restructuring plans. Impairments of intangible assets are included in the line ‘Impairment losses and reversals on intangible assets’ even if related to substantial restructuring plans.

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

Financial report for the period 1 January 2026 to 30 June 2026	Page 37 of 37

Adjusted net profit and Adjusted diluted EPS

DKK million	Q2 2026	Q2 2025	% change Q2 2026 to Q2 2025	H1 2026	H1 2025	% change H1 2026 to H1 2025

Net profit IFRS	20,989	26,503	(21%)	69,546	55,537	25%
Impairment losses and reversals on intangible assets IFRS	6,519	635	927%	6,519	637	N/A
Amortisations on intangible assets IFRS	1,670	1,621	3%	3,340	3,244	3%
340B provision reversal	—	(2,649)	N/A	(26,760)	(2,649)	N/A
Major impairment on property, plant & equipment	—	—	N/A	—	—	N/A
Major legal matters	—	—	N/A	—	—	N/A
Major restructuring costs	—	—	N/A	—	—	N/A
Tax effects of adjustments	(1,757)	99	N/A	4,255	(256)	N/A
Adjusted net profit	27,421	26,209	5%	56,900	56,513	1%
Average number of shares outstanding, including dilutive effect (million)	4,435.8	4,446.7	0%	4,442.2	4,446.9	0%
Adjusted diluted EPS	6.18	5.89	5%	12.81	12.71	1%

Free cash flow
Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through measures such as dividends, share repurchases and repayment of debt (excluding lease liabilities) or for retaining within the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	Q2 2026	Q2 2025	H1 2026	H1 2025

Net cash generated from operating activities	55,199	41,774	79,283	66,504
Purchase of property, plant and equipment	(12,675)	(14,661)	(23,986)	(28,083)
Free cash flow1)	42,524	27,113	55,297	38,421
1) With effect from 2026, Novo Nordisk defines Free cash flow as ’net cash generated from operating activities’, less ‘Purchase of property, plant and equipment’. Comparative figures are restated accordingly. For further information, see page 118 of the Novo Nordisk Annual Report 2025.

Net debt
Net debt comprises of current and non-current ‘Borrowings’, excluding lease liabilities, less ‘Cash at bank’ and ‘Marketable securities’. Net Debt is considered relevant information for investors as it provides a clear indicator of Novo Nordisk’s leverage position.

The following table shows a reconciliation of Net debt with the balance sheet items, the most directly comparable IFRS financial measures:

Net debt

DKK million	30 Jun 2026	31 Dec 2025

Borrowings, non-current	(121,794)	(118,941)
Borrowings, current	(18,333)	(12,017)
Add-back of lease liabilities	8,622	8,572
Cash at bank	44,482	26,464
Marketable securities	500	498

Net debt	(86,523)	(95,424)

Strategic milestones	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	R&D pipeline progress	Sustainability	Corporate Governance	Legal matters	Financial information
Company announcement No 48 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 4, 2026
Novo Nordisk A/S

Mike Doustdar
Chief Executive Officer